Continental Airlines, Inc.

600 Jefferson Street, HQJCA

Houston, TX 77002

April 16, 2008

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re: Response to comments on Continental Airlines, Inc. Form 10-K for the year ended December 31, 2007

File No. 1-10323

Dear Ms. Cvrkel:

We are in receipt of your letter dated March 7, 2008. We have reviewed your comments and offer below our supplemental response. Your comment is highlighted in bold below followed by our response.

1. Consolidated Balance Sheets, page 71. In note 1(e) to your financial statements you disclose that $102 million of auction rate securities are included in the restricted cash line item of your balance sheet at December 31, 2007. Based on your description of these securities as being variable-rate debt instruments with contractual maturities generally greater than ten years, it does not appear that these securities should be classified as cash or cash equivalents, whether restricted or not, on your balance sheet. Please advise or revise your balance sheet to properly caption these restricted investment securities in future filings, as appropriate.

Response. Our description of restricted cash in note 1(d) indicates that "restricted cash includes restricted short-term investments". For future filings, we will change the description on our balance sheet from "Restricted cash" to "Restricted cash, cash equivalents and short term investments". With respect to the auction rate securities, given the recent failed auctions, these securities have been reclassified as a long-term asset effective with the consolidated balance sheets as of March 31, 2008.

  Note 1(e)- Short Term Investments, page 78. Please revise to disclose the impact of failed auctions of these securities on your results of operations and financial position, to the extent they continue to persist. For example, disclose whether such failed auctions affect the liquidity, pricing, or income of such securities.

  Response. The first failed auction did not occur until February of 2008. Beginning with our Form 10-Q for the three months ended March 31, 2008, we will disclose the impact of failed auctions of these auction rate securities on our results of operations and financial position. We will include additional disclosures as well as the impact on liquidity, pricing and income of these securities in both our footnotes to the financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources.

  Note 1(k) - Frequent Flyer Program, page 80. Refer to the second sentence of the second paragraph. We believe you should clarify to state that only a portion of the revenue from the sale of mileage credits is deferred based on estimates of fair value and that the remainder is recognized as income currently. In addition, please tell us and revise to disclose your basis for estimating the expected transportation's fair value and the period over which you expect to provide such transportation. Please be detailed in your response.

  Response. We will modify future annual filings to clarify that only a portion of the revenue from the sale of mileage credits is deferred based on estimates of fair value and that the remainder is recognized as income currently.

  With respect to our basis for estimating the fair value of the expected transportation component, we use the average price at which we sell mileage credits to other airlines, which average price is currently $0.0053 per mile.  Sales of mileage credits to other airlines do not involve the sale of a marketing element to the other airline, and thus reflect the stand-alone value of the transportation element. A significant portion of these transactions are priced within a narrow range of the average price.

  These amounts are deferred and recognized as revenue as awards are redeemed and flown (currently six to 28 months).  We currently use 28 months for most mileage sales, given the historic length of time between when a mileage credit is posted to a frequent flyer account and use of those credits for a reward flight.  The shorter period of six months is for mileage credits sold to American Express based on historical length of time between mileage sale and flight dates.  Typically, American Express cardholders accumulate their credits with American Express and don't transfer credits to our frequent flyer program until they have a sufficient balance to redeem a full reward.  Under the terms of our agreement with American Express, we do not sell mileage credits until the American Express cardholder transfers credits to our frequent flyer program.  As a result, the time between mileage sale and flight is much shorter than other redemptions.

  We will revise our frequent flyer disclosures in future annual filings to incorporate this information.

  Note 18-Commitments and Contingencies, page 120. We note that you have firm commitments for 91 new Boeing aircraft scheduled for delivery from 2008 through 2013, with an estimated aggregate cost of $5.1 billion including related spare engines, as well as options to purchase a total of 93 additional Boeing aircraft as of December 31, 2007. Furthermore, you state that in February 2008, you reached an agreement with The Boeing Company to order additional Boeing 737 aircraft that brings your total firm commitments to 111 new aircraft, with scheduled deliveries between February 2008, and the end of 2013, and an estimated cost of $6.3 billion. We also note that you have secured financing or have access to backstop financing for approximately half of those aircraft, without backstop or any other financing currently in place for the balance of the aircraft on order. Although we understand it is industry practice to order aircraft before securing the necessary financing, in light of increasing fuel prices, reduced consumer spending due to a contracting economy, and market concerns regarding the effects of the economy on the airline industry as a whole, we believe more disclosure is warranted in addition to that already provided. Supplementally advise us and expand your disclosure in future filings regarding whether your contracts for the delivery of new aircraft are of non-cancelable nature, whether you could face claims for breach of contract if you are unable to secure the necessary financing, and what type of relief might be sought by counterparties in that event.

Response. Our current firm aircraft orders with Boeing are non-cancellable. Although we could face claims for breach of contract if we are unable to purchase the aircraft, we would not be in breach of contract as a result of a failure to secure the necessary financing as we might choose to purchase the aircraft with our cash. There are numerous remedies that Boeing could seek if we were unable to purchase the aircraft, including selling the aircraft to others and suing us for reimbursement of their losses. Beginning with our Form 10-Q for the three months ended March 31, 2008, we will revise our disclosures to include this information.

5. Other. Response. In connection with our response, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Securities and Exchange Commission (the "Commission") comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please contact Chris Kenny, Vice President and Controller at (713) 324-1996. I can be reached at (713) 324-6218.

Sincerely,

/s/ Jeffrey J. Misner

Jeffrey J. Misner

Executive Vice President and

Chief Financial Officer

Cc: Oscar Munoz, Continental Airlines Audit Committee Chairman